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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                  AMENDMENT NO. 2
                                         TO
                                   SCHEDULE 14D-1

                         TENDER OFFER STATEMENT PURSUANT TO
              SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ABR INFORMATION SERVICES, INC.
                             (Name of Subject Company)

                              SPRING ACQUISITION CORP.
                                CERIDIAN CORPORATION
                                     (Bidders)

                   VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of Class of Securities)

                                    00077R 10 8
                       (CUSIP Number of Class of Securities)

                                   GARY M. NELSON
                                CERIDIAN CORPORATION
                               8100 34TH AVENUE SOUTH
                           MINNEAPOLIS, MINNESOTA  55425
                                   (612) 853-4291

              (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Bidders)

                                  with copies to:

                                 TIMOTHY J. SCALLEN
                                  THOMAS C. THOMAS
                          OPPENHEIMER WOLFF & DONNELLY LLP
                                 PLAZA VII BUILDING
                              45 SOUTH SEVENTH STREET
                            MINNEAPOLIS, MINNESOTA 55402
                                   (612) 607-7000

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     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 filed on May 7, 1999, as thereafter amended (as amended, the "Schedule 14D-1"), by Spring Acquisition Corp. a Florida corporation (the "Purchaser"), and a wholly owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), with respect to the tender offer to purchase all of the outstanding shares of voting common stock, par value $0.01 per share, of ABR Information Services, Inc., a Florida corporation (the "Company"), at $25.50 per share, net to the seller in cash, without interest, hereby amends such Schedule 14D-1 to add the following information:

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Merger"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement") and Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

     Clause (iii) of the first paragraph of Section 13 ("Certain Conditions of the Offer") is hereby amended to replace the phrase, "and at any time prior to acceptance for payment for any such Shares" with the phrase, "and at any time prior to the expiration of the Offer".

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     Section 12 of the Offer to Purchase is hereby amended by replacing the first paragraph in its entirety as follows:

          "The total amount of funds required by the Purchaser to purchase all of the outstanding Shares pursuant to the Offer and to pay fees and expenses related to the Offer and the Merger is expected to be approximately $771.5 million. The Offer and Merger are not conditioned on the ability of the Purchaser or Parent to obtain financing. The Purchaser plans to obtain all funds needed for the Offer and the Merger through a capital contribution which will be made by Parent. Parent plans to obtain the funds for such capital contribution from a combination of (i) existing cash balances, (ii) borrowings under its existing Amended and Restated Credit Agreement dated as of December 12, 1995, as amended and restated as of July 31, 1997, among Parent and the various lenders specified therein (the "Credit Agreement"), (iii) borrowings under a short-term loan facility to be established pursuant to the terms of a financing commitment letter (the "Commitment"), dated May 4, 1999, from Bank of America National Trust and Savings Association ("BA"), and NationsBanc Montgomery Securities LLC ("NM Securities") (collectively, the
     "Commitment Lenders"), and (iv) the net proceeds of a private placement of debt securities (the "Term Financing") if the Offer or Merger is completed as of or following the closing of the private placement."

     Section 12 of the Offer to Purchase is hereby amended by replacing the second to the last paragraph (entitled "Term Financing") in its entirety as follows:

          "FINANCING. Parent expects to raise funds through the issuance of debt securities in one or more transactions. Parent has entered into an engagement letter with NM Securities (now Banc of America Securities LLC) relating to the issuance of $450 million of Parent's unsecured senior notes to be privately placed pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). It is anticipated that this private placement will close either concurrently with or shortly after completion of the Offer. The net proceeds from the private placement will be used either to fund the purchase of Shares in the Offer and the Merger, or, if the closing of the private placement takes place after completion of the Offer or the Merger, to repay any short-term borrowings under the Commitment used to fund the purchase of Shares in the Offer or the Merger. Neither the Offer nor the Merger are contingent upon successful completion of the private placement.

          It is anticipated that the term of the notes will be from three to ten years. The interest rate has not been determined. The notes will be general unsecured obligations of Parent and will rank PARI PASSU in right of payment with all other senior indebtedness of Parent and senior in right of payment to all future subordinated indebtedness of Parent. The notes will not be guaranteed by any of Parent's subsidiaries.

          The notes will not be registered under the Securities Act or any securities laws of any state or other jurisdiction. Parent will, however, agree to file a registration statement with the Commission relating to an offer to exchange the notes for a new issue of substantially identical debt securities registered under the Securities Act as evidence of the same underlying obligation of indebtedness."

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Merger"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement") and Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

     Clause (iii) of the first paragraph of Section 13 ("Certain Conditions of the Offer") is hereby amended to replace the phrase, "and at any time prior to acceptance for payment for any such Shares" with the phrase, "and at any time prior to the expiration of the Offer".

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ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer") and Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     The seventh line of the fifth paragraph (the paragraph beginning "The Company Projections set forth below...") of Section 8 ("Certain Information Concerning the Company") is hereby amended by deleting the phrase, ", the Company". The respective sentence now begins, "None of Parent, the Purchaser or any of their respective representatives...".

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer"), Section 11 ("Purpose of the Offer and Merger; Plans for the Company; the Merger Agreement") and Section 13 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference.

     Clause (iii) of the first paragraph of Section 13 ("Certain Conditions of the Offer") is hereby amended to replace the phrase, "and at any time prior to acceptance for payment for any such Shares" with the phrase, "and at any time prior to the expiration of the Offer".

ITEM 10.  ADDITIONAL INFORMATION.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, the Merger Agreement and Amendment No. 1 to the Merger Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2),
(c)(1) and (c)(3), respectively, is incorporated herein by reference.

     The seventh line of the fifth paragraph (the paragraph beginning "The Company Projections set forth below...") of Section 8 ("Certain Information Concerning the Company") is hereby amended by deleting the phrase, ", the Company". The respective sentence now begins, "None of Parent, the Purchaser or any of their respective representatives...".

     Clause (iii) of the first paragraph of Section 13 ("Certain Conditions of the Offer") is hereby amended to replace the phrase, "and at any time prior to acceptance for payment for any such Shares" with the phrase, "and at any time prior to the expiration of the Offer".

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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (c)(3) Amendment No. 1 to Agreement and Plan of Merger dated as of June 3, 1999 among Parent, the Purchaser and the Company.

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                                     SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 3, 1999          CERIDIAN CORPORATION


                          By:  /s/ Gary M. Nelson
                               ---------------------------------------------
                               Gary M. Nelson
                               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY


                          SPRING ACQUISITION CORP.


                          By:  /s/ Gary M. Nelson
                               ---------------------------------------------
                               Gary M. Nelson
                               PRESIDENT AND CHIEF EXECUTIVE OFFICER

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                                   EXHIBIT INDEX

EXHIBIT NO.                             DESCRIPTION
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
  (c)(3)       Amendment No. 1 to Agreement and Plan of Merger dated as of June
               3, 1999 among Parent, the Purchaser and the Company.